Boyer & Ketchand
A Professional Corporation
Attorneys At Law
Nine Greenway Plaza, Suite 3100
Houston, Texas 77046-0904
(713) 871-2025
TELEFAX (713) 871-2024
Rita J. Leader	www.boyerketchand.com	rleader@boyerketchand.com

December 15, 2005

Securities and Exchange Commission
Division of Corporation Finance
Washington D.C. 20549-0404

Attention:	Jennifer Hardy, Branch Chief
Craig Slivka, Staff Examiner

Re: Amendment No. 1 to Registration Statement on Form SB-2 of Flotek Industries, Inc.

Ladies and Gentlemen:

On behalf of our client, Flotek Industries, Inc. (the “Company”), we have filed contemporaneously herewith under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No 1 to the Registration Statement on Form SB-2 of the Company. This Amendment responds to comments contained in the letter from the Securities and Exchange Commission dated November 16, 2005, and also updates the financial information on the Company through September 30, 2005.

To assist the Staff in its review of our responses to the Staff’s comments, we have set forth below our responses to the Staff’s letter, including the text of additions to the SB-2. For ease of reference, we have included below the text of the Staff’s letter, and our responses are structured to correspond to the comment numbers from that letter. In addition, we have made available to the Staff a marked copy to show changes from the original filing.

The Company has requested that we respond as follows to the Staff’s comments:

Staff Comment- Cover Page of Prospectus

1. It appears that you are attempting to register the issuance of 76,029 shares of common stock underlying warrants. Because the warrants are immediately exercisable, the purchasers of the warrants are deemed to own the underlying shares of common stock. Therefore, you must make clear that you are not registering the issuance of these common shares underlying the warrants but rather that you are registering the resale by the shareholders.

Response to Staff Comment 1

We have added as the last sentence in the first paragraph on the cover page the following clarifying sentence: “This prospectus covers the resale by the selling shareholders of all of those shares.”

Staff Comment- Selling Shareholders, page 8

2. If any selling shareholder is a broker-dealer, please identify it as such. Please note that selling shareholders who are broker-dealers must be identified as underwriters in the prospectus. For selling shareholder that are affiliates of broker-dealers, the prospectus must state that: (1) the sellers purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, the disclosure must state that the sellers are also underwriters.

Response to Staff Comment 2

We have added as a new second paragraph under “Selling Shareholders” on page 8 the following:

“Each of the selling shareholders has represented to us that it is not a broker-dealer. Selling shareholders that are affiliates of broker-dealers have represented to us that they have purchased the shares in the ordinary course of business and that at the time of purchase of the shares they had no agreements or understandings, directly or indirectly, with any person to distribute the shares.”

Staff Comments - Plan of Distribution, page 9

3. We note the disclosure in the second sentence of the opening paragraph. To the extent that any successor(s) to the named selling shareholders wish to sell under this prospectus, please be advised that you must file a prospectus supplement identifying such successors as selling shareholders. Please revise your disclosure to state that a prospectus supplement will be filed in these circumstances.

Response to Staff Comment 3

We have added as the third sentence in the first paragraph under “Plan of Distribution” the following: “In the event of the transfer by any of the selling stockholders of its shares to any pledgee, donee, transferee or other successor, we will file a prospectus supplement to this prospectus and the registration statement of which it is a part, identifying such successors as selling shareholders.”

4. Please disclose that the selling shareholders may be deemed to be underwriters.

Response to Staff Comment 4

We have added as the last paragraph under “Plan of Distribution” the following:

“The selling shareholders and any broker-dealers or agents that participate with the selling shareholders in the sale of the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. In that event, any commissions received by the broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.”

Staff Comment - Signatures

5. Please have your controller or principal accounting officer sign in that capacity. Please refer to the instructions to the signature page on Form SB-2.

Response to Staff Comment 5

We have added opposite the signature of Lisa Bromiley Meier her capacity as principal accounting officer, as well as chief financial officer, of the Company.

Any additional comments that the Staff may have after reviewing this Amendment No. 1 and the Company’s responses to the Staff’s comments should be directed to the undersigned or to John Boyer at (713) 871-2025. The Company will submit a request for acceleration of the effective date of this registration statement only after receiving word that the Staff has no further comments on this filing.

Very truly yours,

/s/ Rita J. Leader